Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated March 7, 2019 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Spark Therapeutics, Inc.

at

$114.50 Net per Share

Pursuant to the Offer to Purchase Dated March 7, 2019

by

022019 Merger Subsidiary, Inc.

a wholly owned subsidiary of

Roche Holdings, Inc.

022019 Merger Subsidiary, Inc. a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Spark Therapeutics, Inc., a Delaware corporation (“Spark”), at a purchase price of $114.50 per Share, net to the seller in cash, without interest (the “Offer Price”), and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 22, 2019 (the “Merger Agreement”), among Spark, Parent and Purchaser. Following the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Purchaser intends to effect the Merger (defined below) as described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON APRIL 3, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Spark (the “Merger”), with Spark continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than any Shares held by Spark, its subsidiaries, Parent, Purchaser or any other subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Merger Agreement is more fully described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement” of the Offer to Purchase.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of Spark’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Spark’s stockholders, in accordance with Section 251(h) of the DGCL.

The board of directors of Spark (the “Spark Board”) has duly and unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of Spark and its stockholders; (iii) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL; and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Spark has been advised that all of its directors and executive officers intend to tender all of their transferrable Shares pursuant to the Offer.

On the date of the Offer to Purchase, Spark will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to Spark stockholders with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the Spark Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned upon, among other things, (1) there being validly tendered in accordance with the terms of the Offer (and “received” as defined in Section 251(h) of the DGCL), and not validly withdrawn, that number of Shares that, considered together with all other Shares (if any) owned by Parent and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”), represent at least one more than 50% of the total number of Shares outstanding immediately after the consummation of the Offer (referred to as the “Minimum Condition”); and (2) the expiration or termination of the waiting period (and any extension thereof) or receipt of clearance under (A) the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and (B) any other competition, merger control, trade regulation, antitrust or similar laws applicable to the Offer and the Merger, in either case, without the imposition of any requirement that Parent or Purchaser, except solely with respect to Spark and its subsidiaries, and solely with respect to (and limited to) Spark’s developmental products and programs (other than any Hemophilia A programs or products, including SPK-8011 and SPK-8016) that are or would be competitive with the products and programs of Parent and its affiliates or in which Parent and its affiliates own or control any interest (w) sell, divest, license, hold separate or otherwise dispose of any asset, interest or business of Parent or its affiliates or Spark or its subsidiaries, (x) permit Spark or its subsidiaries to sell, divest, license, hold separate or otherwise dispose of any of their assets, interests, or businesses prior to the effective time of the Merger, (y) terminate, relinquish, modify, transfer, assign, restructure or waive existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of Parent, Spark or their respective subsidiaries and (z) undertake any other behavioral remedy or commitment whatsoever including but not limited to creating or consenting to create any relationships, ventures, contractual rights, obligations, or other arrangements of Parent or Spark or their respective subsidiaries and, in each case, to enter, or to offer to enter, into agreements and stipulate to the entry of an order or decree or file appropriate applications with any governmental entity in connection with any of the foregoing and in the case of actions by or with respect to Spark or its subsidiaries or their businesses or assets, by consenting to such action by any of Spark or its subsidiaries (such requirements collectively, the “Regulatory Condition”). These and other conditions to the Offer are described in Sections 15 and 16 of the Offer to Purchase.

To the extent permitted by law, Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of the Offer, provided that Spark’s consent is required for Purchaser to (i) amend, modify or waive the Minimum Condition, (ii) decrease the number of Shares subject to the Offer; (iii) reduce the Offer Price, except in connection with a stock split or other recapitalization; (iv) increase the Offer Price, except in response to a notice of a Change in Circumstance, Change in Recommendation or Superior

Proposal as described under “—Section 13—The Transaction Documents—The Merger Agreement—Spark Board Recommendation” of the Offer to Purchase; (v) extend or otherwise change the expiration date of the Offer, except as described under “—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” of the Offer to Purchase; (vi) change the form of consideration payable in the Offer; (vii) impose any additional condition to the Offer; (viii) amend, modify or supplement any of the terms of the Offer in any manner adversely affecting, or that would reasonably be expected to have an adverse effect on, any of the holders of Shares; or (ix) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn on or prior to 12:00 midnight, New York City time, at the end of the day on April 3, 2019 or, in the event the Offer is extended or earlier terminated, the latest time and date at which the Offer, as so extended, will expire (the “Expiration Time”).

Pursuant to the terms of the Merger Agreement, if at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, Purchaser will extend the Offer for one or more consecutive periods of not more than ten business days (or for such longer period as may be agreed to by Parent and Spark) until such time as such conditions shall have been satisfied or waived, provided that we will not be required to extend the Offer beyond December 31, 2019 (but if on such date all conditions to the Offer have been satisfied or waived other than the Regulatory Condition or certain other conditions related to governmental challenges to the Offer or the Merger based on the antitrust laws of certain jurisdictions, either Spark or Parent can extend such date until January 31, 2020). In addition, Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ or its staff that is applicable to the Offer. See “The Offer—Section 1—Terms of the Offer.”

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, but no later than 9:00 a.m., New York City time, on the next business day after the day of the previously scheduled Expiration Time.

In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Citibank, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. However, you may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Time as explained below. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares. If the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

In general, your exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the specific tax consequences to you of exchanging your shares for cash pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax consequences of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Spark has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on Spark’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

CALL TOLL FREE (800) 322-2885

Email: tenderoffer@mackenziepartners.com

March 7, 2019